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                     UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION               OMB APPROVAL
                Washington, D.C. 20549                OMB NUMBER:  3235-0360
                                                      EXPIRES:   JULY 31, 1994
                     FORM N-17f-2                     ESTIMATED AVERAGE BURDEN
                                                      HOURS PER RESPONSE....0.05

   Certificate of Accounting of Securities and Similar
              Investments in the Custody of
             Management Investment Companies

        Pursuant to Rule 17f-2 [17CFR 270.17f-2]

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1.  Investment Company Act File Number:                Date examination completed:
     811-06580                                         April 30, 1999
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2.  State identification Number:
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     AL             AK             AZ             AR             CA             CO
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     CT             DE             DC             FL             GA             HI
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     ID             IL             IN             IA             KS             KY
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     LA             ME             MD             MA             MI             MN
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     MS             MO             MT             NE             NV             NH
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     NJ             NM             NY             NC             ND             OH
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     OK             OR             PA             RI             SC             SD
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     TN             TX             UT             VT             VA             WA
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     WV             WI             WY             PUERTO RICO
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     Other (specify):
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3.  Exact name of investment company as specified in registration statement:
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     SouthTrust Funds
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4.  Address of principal executive office (number, street, city, state, zip code):
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Federated Investors Towers, Pittsburgh, PA 15222-3779
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.
2. Give this Form to the independent public accountant, who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Board of Trustees of
the SouthTrust Funds:


We have examined management's assertion about the SOUTHTRUST FUNDS (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of April 30, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. The SouthTrust Funds include the Bond Fund, Treasury Obligations Money Market Fund, Core Equity Fund, and Income Fund. Management is responsible for the Funds' compliance with the requirements of the Act. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1999 and for the period from December 31, 1998 (the date of the last examination) through April 30, 1999, with respect to agreement of security purchases and sales:

         - Confirmation of all securities held by institutions in book entry form (the Federal Reserve and The Depository Trust Company);

         - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, transfer agents, and/or remarketing agencies;

         - Reconciliation of all such securities to the books and records of the Funds and SouthTrust Bank, N.A., the Custodian;

         - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with SouthTrust Bank, N.A. records; and

         - Agreement of two (2) security purchases and two (2) security sales or maturities for each fund identified above (since the date of our last examination) from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

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                                      -2-


In our opinion, management's assertion that the SouthTrust Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the SouthTrust Funds and the Securities and Exchange Commission and should not be used for any other purpose.






Birmingham, Alabama
May 27, 1999

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940




We, as members of the SouthTrust Funds (the "Funds"), the investment company, and SouthTrust Bank, N.A., the custodian, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 1999 and for the period from December 31, 1998 (the date of the last examination) through April 30, 1999.

Based on this evaluation, we assert that the Funds were in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 and for the period from December 31, 1998 (the date of the last examination) through April 30, 1999 with respect to securities reflected in the investment account of the Funds.



SouthTrust Funds                            SouthTrust Bank, N.A.



By:  /s/ Beth Broderick                     By: /s/ Roger L. Brown
   ------------------------------------        --------------------------------
   Beth Broderick                              Roger L. Brown
   Vice President & Assistant Treasurer        Senior Vice President



Birmingham, Alabama
May 27, 1999